Filed by Coeur d’Alene Mines Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coeur d’Alene Mines Corporation

Commission File No.:001-08641

The following is the Spanish language version of a letter sent to employees of Coeur d’Alene Mines Corporation on February 20, 2013.

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Estimados empleados:

Me complace informarles que estamos por firmar un acuerdo definitivo para adquirir Orko Silver y que esperamos completar la transacción en abril de 2013. Se adjunta una copia del comunicado de prensa que emitimos esta mañana.

Como he mencionado anteriormente, La Preciosa de Orko es un proyecto de desarrollo a gran escala con un beneficio de exploración significativo. Creo que esta transacción es una gran oportunidad para Coeur y estoy seguro que nuestro equipo talentoso tiene las habilidades para convertir a La Preciosa en una de las minas de plata más importantes del mundo.

El anuncio de hoy puede resultar de interés para los medios de comunicación y otros terceros. Me gustaría recordarles que es importante que hablemos con una sola voz. Si reciben alguna pregunta de los miembros de los medios de comunicación o de otras personas ajenas a la Compañía, sírvanse enviar estas consultas a Stefany Bales a su correo electrónico sbales@coeur.com o por teléfono al (208) 667-8263.

Haremos todo lo posible para mantenerlos informados a medida que avanzamos en el proceso de completar la transacción. Estoy muy interesado en trabajar con todos ustedes para desarrollar este gran activo para el beneficio de nuestra empresa y de todas nuestras partes interesadas. Mientras tanto, no duden en contactarse conmigo si tienen alguna consulta.

Como siempre, les agradezco por su arduo trabajo y su dedicación a Coeur.

Mitch Krebs

Presidente y Director Ejecutivo

Additional Information and Where to Find It

This document relates to Coeur d’Alene Mines Corporation’s (“Coeur”) proposed acquisition (the “Transaction”) of Orko Silver Corp. Shares of Coeur common stock (“Coeur Shares”) issuable upon (i) the exercise of warrants (“Coeur Warrants”) to be issued by Coeur in connection with the proposed Transaction and (ii) the exchange of exchangeable securities (“Exchangeable Shares”) to be issued by a subsidiary of Coeur in connection with the proposed Transaction which may be registered pursuant to a registration statement on Form S-1 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) or issued pursuant to an available exemption. This document is not a substitute for any registration statement or any other document that Coeur may file with the SEC or send to its shareholders in connection with the offer and/or issuance of Coeur Shares in connection with the exercise of the Coeur Warrants and exchange of the Exchangeable Shares. Investors who may receive Coeur Warrants or Exchangeable Shares in the Transaction are urged to read Coeur’s registration statement on Form S-1, if and when filed, including the prospectus, and all other relevant documents that may be filed with the SEC as and if they become available because they will contain important information about the issuance of Coeur Shares upon the exercise of any Coeur Warrants and exchange of any Exchangeable Shares. All documents, if and when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Coeur’s Investor Relations department at Coeur D’Alene Mines Corporation; Investor Relations; (208) 665-0345; wyang@coeur.com. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

El texto original en el idioma fuente de este comunicado es la versión oficial autorizada. Las traducciones solo se suministran como adaptación y deben cotejarse con el texto en el idioma fuente, que es la única versión del texto que tendrá un efecto legal.